SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: February 1, 2007

Commission File No. 000-51047

NAVIOS MARITIME HOLDINGS INC.

85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                   No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                   No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No    X

    Completion of $400 Million Secured Loan Facility

On February 1, 2007, Navios entered into a new $400 million secured Loan Facility with HSH Nordbank and Commerzbank AG that matures on October 31, 2014. The Loan Facility consists of a $280,000,000 term loan and a $120,000,000 revolving credit facility. This new Loan Facility was used to fully repay the remaining balance of the prior HSH Nordbank facility and is intended to be used to finance the exercise of the purchase option for Navios Hyperion. The revolving credit facility portion of the Loan Facility is available for future acquisition and general and working capital purposes. The interest rate on the Loan Facility will be equal to LIBOR plus an amount ranging between 65 and 125 basis points depending upon amounts outstanding and the market value of owned vessels. The Loan Facility is attached hereto as Exhibit 99.1, and the terms and provisions of such agreement, as well as the press release announcing the execution of the Loan Facility which is attached hereto as Exhibit 99.2, are incorporated herein by reference.

    Approval to List on New York Stock Exchange

On February 1, 2007, Navios announced that it received the approval of the New York Stock Exchange to list its common stock and warrants. It is anticipated that such listing on the NYSE will commence at the open of the market on February 22, 2007. A copy of the press release is furnished as Exhibit 99.3 to this Report and is incorporated herein by reference.

This Report on Form 6-K is hereby incorporated by reference into the Navios Registration Statements on Form F-3, File Nos. 333-136936 and 333-129382.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By: /s/ Angeliki Frangou Angeliki Frangou Chief Executive Officer Date: February 2, 2007

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Loan Facility dated February 1, 2007 between Navios Maritime Holdings Inc. and HSH Nordbank AG and Commerzbank AG.
99.2	Press Release dated February 1, 2007
99.3	Press Release dated February 1, 2007